                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

“NEW SEAT” (DIRECTORIES) SOLD TO A CONSORTIUM FORMED BY BC PARTNERS, CVC CAPITAL PARTNERS, PERMIRA AND INVESTITORI ASSOCIATI FOR A TOTAL VALUE OF 5.65 BILLION EUROS

THE TRANSACTION WILL ALLOW TELECOM ITALIA TO REDUCE ITS NET FINANCIAL DEBT BY APPROXIMATELY 3.74 BILLION EUROS IN LINE  WITH THE PRE-ESTABLISHED OBJECTIVE

Rome, 11 June 2003 - Today Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira have entered into a Sale and Purchase Agreement for the sale of approximately 61.5% of the share capital of "New SEAT"; New SEAT is the company that will inherit the Directories, Directories Assistance and Business Information operations following completion of the previously announced demerger of SEAT Pagine Gialle.

The agreed price is equal to 0.598 euro per "New SEAT" ordinary share, which equates to an enterprise value of approximately 5.65 billion euros.

The consideration for the stake sold by Telecom Italia is therefore equal to 3,032,923,166 euros. Including “New SEAT” s estimated net financial debt at closing of  708 million euros, the transaction will allow Telecom Italia to reduce its net financial debt by approximately  3.74 billion euros in line with the pre-established objective.

The completion of the sale will be subject to the demerger of SEAT Pagine Gialle becoming effective, the admission to listing of "New SEAT", that is expected to occur by the beginning of August, and the approval of relevant anti-trust authorities.

Telecom Italia has been assisted by Citigroup and Lazard as financial advisors and Gianni Origoni Grippo as legal counsel.

The consortium of buyers has been assisted by Credit Suisse First Boston as financial advisor and by Giliberti Pappalettera Triscornia and Dickson Minto W.S. as legal counsel. The debt financing of the transaction has been organized by BNP Paribas, Barclays, Credit Suisse First Boston and Royal Bank of Scotland.

Telecom Italia

Communication & Media Relations

Corporate Press Office +39 0636882610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 11th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager